Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 23, 2021

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
    Springfield, New Jersey – March 4, 2021 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the second quarter ended January 23, 2021.

Net income was $4,555,000 in the 13 weeks ended January 23, 2021 compared to $2,005,000 in the 13 weeks ended January 25, 2020. The 13 weeks ended January 25, 2020 includes a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges of $871,000 (net of tax), pre-opening costs related to the
Stroudsburg, Pennsylvania replacement store of $304,000 (net of tax) and store closure costs and charges to write off the variable lease obligations related to the old Stroudsburg store of $365,000 (net of tax). Excluding these items, net income increased 28% in the 13 weeks ended January 23, 2021 compared to the prior year. Net income increased due to increased same store sales partially offset by lower sales volumes in Manhattan and higher costs as we transition and integrate commissary operations into our business.

Sales were $522,818,000 in the 13 weeks ended January 23, 2021, an increase of 19.5% compared to the 13 weeks ended January 25, 2020.  Sales increased due to the Fairway acquisition on May 14, 2020, the opening of the Stroudsburg replacement store on November 1, 2019 and a same store sales increase of 6.5%. Same store sales increased due primarily to increased customer demand across most stores due to the impact of the COVID-19 pandemic. We continue to experience higher average basket sizes and decreased transaction counts as customers consolidate shopping trips. Digital sales growth accelerated through both ShopRite from Home and partnerships with online grocery picking and delivery services, increasing 176% in the 13 weeks ended January 23, 2021 compared to the 13 weeks ended January 25, 2020. Demand remains high in most stores, however sales at Fairway and Gourmet Garage locations in Manhattan have been significantly negatively impacted due primarily to residential population migration out of the city and less commuter and tourist traffic during the COVID-19 pandemic. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales increased to 27.13% in the 13 weeks ended January 23, 2021 compared to 26.96% in the 13 weeks ended January 25, 2020 due primarily to higher margins associated with Fairway despite higher costs as we transition and integrate commissary operations into our business. Excluding the impact of Fairway, gross profit as a percentage of sales decreased .15% due primarily to decreased departmental gross margin percentages (.15%), an unfavorable change in product mix (.05%) and increased warehouse assessment charges from Wakefern (.36%) partially offset by increased patronage dividends and rebates received from Wakefern (.15%) and lower promotional spending (.26%).

Departmental gross profits, excluding the impact of Fairway, decreased in the 13 weeks ended January 23, 2021 compared to the 13 weeks ended January 25, 2020 due primarily to continued price investments resulting from ShopRite's Right Price Promise pricing strategy introduced in October 2019. Both product mix and departmental gross margin percentages were also impacted by limitations in service departments and product availability as a result of the COVID-19 pandemic.

Operating and administrative expense as a percentage of sales decreased to 24.19% in the 13 weeks ended January 23, 2021 compared to 24.63% in the 13 weeks ended January 25, 2020. The 13 weeks ended January 25, 2020 includes a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges (.28%), pre-opening costs of the Stroudsburg, Pennsylvania replacement store (.10%), store closure costs and charges to write off the variable lease obligations of the old Stroudsburg store (.12%). Excluding these items, operating and administrative expense as a percentage of sales increased .06% in the 13 weeks ended January 23, 2021 compared to the 13 weeks ended January 25, 2020 due primarily to increased occupancy costs as a result of the Fairway acquisition (.63%), increased external costs associated with digital sales (.45%) and incremental costs related to COVID-19, including enhanced wages and benefits and expanded safety and sanitation protocols, (.07%) partially offset by decreased payroll (.61%), other fringe benefits (.25%), maintenance costs (.12%) and legal and consulting fees (.07%). Payroll, other fringe benefits and maintenance costs decreased primarily due to leverage from higher sales and reductions in service department offerings partially offset by the addition of Fairway and growth of ShopRite from Home.

Net income was $7,916,000 in the 26 weeks ended January 23, 2021 compared to $4,572,000 in the 26 weeks ended January 25, 2020. The 26 weeks ended January 25, 2020 includes a non-cash pension charge related to the termination of a

Exhibit 99.1

company-sponsored pension plan and other pension settlement charges of $871,000 (net of tax), pre-opening costs related to the Stroudsburg, Pennsylvania replacement store of $891,000 (net of tax) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store of $557,000 (net of tax). Excluding these items, net income increased 15% in the 26 weeks ended January 23, 2021 compared to the prior year. Net income increased due to increased same store sales partially offset by lower sales volumes in Manhattan and higher costs as we transition and integrate commissary operations into our business.

Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements
    All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 23, 2021	January 25, 2020	January 23, 2021	January 25, 2020

Sales	$522,818	$437,422	$1,012,954	$844,824

Cost of sales	380,973	319,475	733,146	613,331

Gross profit	141,845	117,947	279,808	231,493

Operating and administrative expense	126,449	107,734	250,812	210,874

Depreciation and amortization	8,793	7,798	17,507	15,237

Operating income	6,603	2,415	11,489	5,382

Interest expense	(982)	(568)	(1,969)	(1,135)

Interest income	874	1,030	1,766	2,289

Income before income taxes	6,495	2,877	11,286	6,536

Income taxes	1,940	872	3,370	1,964

Net income	$4,555	$2,005	$7,916	$4,572

Net income per share:
Class A common stock:
Basic	$0.35	$0.16	$0.61	$0.35
Diluted	$0.31	$0.14	$0.54	$0.32

Class B common stock:
Basic	$0.23	$0.10	$0.39	$0.23
Diluted	$0.23	$0.10	$0.39	$0.23

Gross profit as a % of sales	27.13%	26.96%	27.62%	27.40%
Operating and administrative expense as a % of sales	24.19%	24.63%	24.76%	24.96%